EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve
	Months Ended
	September 30, 2010

Income before provision for income taxes and fixed charges (Note A)	$126,571,146

Fixed charges:
Interest on long-term debt	$41,951,060
Interest on short-term debt	748,258
Interest on trust preferred securities	3,152,083
Other interest	(1,537,140)
Rental expense representative of an interest factor (Note B)	5,704,948

Total fixed charges	$50,019,209

Ratio of earnings to fixed charges	2.53	x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).